

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

October 4, 2007

VIA U.S. MAIL AND FACSIMILE (518.533.2201)

Ms. Cynthia A. Scheuer
Chief Financial Officer
Mechanical Technology Incorporated
431 New Karner Road
Albany, New York 12205

      Re: **Mechanical Technology Incorporated**
             Form 10-K for the fiscal year ended December 31, 2006
             Filed March 16, 2007
             File No. 000-06890

Dear Ms. Scheuer:

      We have reviewed your response letter dated September 26, 2007 and filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Note 10. Shareholders' Equity, page F-21

Plug Power Shares, page F-22

1.   Please refer to prior comment 1. Please tell us why you calculated the loss on derivative using the intrinsic value upon exercise compared to the fair value of the derivative liability as of March 31, 2005. Discuss why you did not subsequently reflect the liability at fair value after March 31, 2005.

2.   Further, explain why you calculated a gain of $9,635,000 on the sale of the shares to Fletcher based upon their fair value of $7.13 per share on the date of exercise given that you sold those shares at $0.7226 per share and not for fair value.

3.   Please provide us with the journal entries you booked to reflect the exercise of the investment right.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3554 if you have any questions regarding comments on the financial statements and related matters. You may also contact Martin James; Senior Assistant Chief Accountant, at (202) 551-3604 with any other questions.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief